Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

blueflite inc.
7000 Kensington Road
Brighton, MI 48116
https://www.blueflite.com/

Up to $1,234,997.28 in Class B Common Stock at $1.98
Minimum Target Amount: $9,999.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: blueflite inc.
Address: 7000 Kensington Road, Brighton, MI 48116
State of Incorporation: DE
Date Incorporated: September 14, 2018

Terms:

Equity

Offering Minimum: $9,999.00 | 5,050 shares of Class B Common Stock
Offering Maximum: $1,234,997.28 | 623,736 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $1.98
Minimum Investment Amount (per investor): $298.98

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Investment Incentives and Bonuses*</u>

<u>Time-Based:</u>

Friends and Family Early Birds

Invest within the first 72 hours and receive 20% bonus shares

Super Early Bird Bonus

Invest within the first week and receive 10% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive an 5% bonus shares

<u>Amount-Based:</u>

$1,000 | 1st Tier

5% bonus shares + Blueflite Investor Group (exclusive private blueflite news, insights, and event invitations)

$2,000 | 2nd Tier

7% bonus shares + Blueflite Investor Group

$5,000 | 3rd Tier

10% bonus shares + a dedicated area on our Exhibition Drone for you to promote your brand logo or message + Blueflite Investor Group

$10,000 | 4th Tier

12% bonus shares + a dedicated area on our Exhibition Drone for you to promote your brand logo or message + Blueflite Investor Group

$25,000 | 5th Tier

15% bonus shares + a dedicated large area on our Exhibition Drone for you to promote your brand logo or message + Blueflite Investor Group

$50,000 | 6th Tier

20% bonus shares + 30-minute video-call with CEO and/or co-founder + a dedicated large area on our Exhibition Drone for you to promote your brand logo or message + Blueflite Investor Group

Audience-Based:

10% bonus shares for previous investors, friends and family.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Blueflite will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $1.98/share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $198. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner’s Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

blueflite is a B2B deeptech company that is developing a cutting-edge logistics solution enabled by drones to solve the modern-day challenges in the logistics industry. blueflite's drone solution offers faster deliveries at a lower cost compared to conventional transport. The unique and patent pending tiltrotor design features vectored thrust for reliable operation under challenging conditions and for complex missions. An all-electric architecture allows for emission free operation. blueflite's digital platform capabilities enable platform integration into an all-automated supply chain for high-speed deliveries at scale. The company is currently developing a novel, AI based approach for its flight control system further enhancing flying capabilities.

blueflite is revenue generating with multi-million $ paying pilot projects and contracts. Several MoU's are in place and a commercial pipeline was developed to enable further growth and to pilot blueflite's technology in various logistics applications and use cases. blueflite has been awarded multiple grants, including Michigan Economic Development Corporation and Michigan SBDC.

blueflite inc. has undergone a re-branding exercise in 2021 and is formerly known as Flugauto Inc. Flugauto Inc. used to be a subsidiary of Flugauto Holding Limited, a BVI company. A legal restructuring took place over 2020/2021. During this process, the holding company was disscolved and all assets tranferred to its subsidiary which today is blueflite inc. As of now, blueflite has one subsidiary which is darkflite inc., which was incorporated in June 2022 and so far is not conducting any business activities. The purpose of setting up darkflite is for marketing and selling our products & services to potential US government and defense customers.

Competitors and Industry

Industry

We believe the logistics industry is in transition because of historical limitations that are hard to overcome. Existing transportation solutions encounter a set of challenges:

<u>Cost:</u> Overcoming the challenges of speed and safety comes at a high cost when using conventional transport

<u>Speed</u>: Time sensitive issues created by gridlocked infrastructure and hard-to-access locations

<u>Access:</u> Conventional 20th century transport methodology is limited to traditional access for all locations

<u>Environment:</u> Existing fossil fueled powered transport and the accompanying environmental impact

<u>Safety:</u> Conventional transport vehicles bear safety risks for both the operator and other people en-route

<u>Biohazard:</u> Exposure risk between delivery person and recipient

We believe Blueflite is overcoming these challenges by providing a drone logistics solution. The solution comprises three elements:

1. Drone hardware

2. AI enabled flight control

3. Digital environment

The patented drone hardware has unique combination of design features compared to other designs:

- VTOL capable (to operate independently of ground infrastructure)

- Unique tilt function of the propellers (gives the drone the ability to operate in challenging environments and to perform complex missions)

- Speed/range (unlike ordinary multicopters, the tilt mechanism allows for high speed flight and extended range compared to other battery powered systems)

- All-electric (all-electric architecture, currently using batteries but capable to accommodate hybrid systems)

- Integrated cargo bay (to protect cargo from external environment)

- Multiple access points (cargo can be loaded from the top and unloaded from the bottom to allow end-to-end automation of the delivery process)

- Compactness (compact design to not restrict access and have better handling on the ground)

- Ease of use (for example quick assembly on the ground, easy operations)

- Scalability (the vehicle can be redesigned in size for larger or smaller payload requirements)

- Cost (design simplicity, ruggedness and avoiding complexities drive down cost)

Traditional flight controller systems work quite reliably under fixed operating conditions and with known vehicle parameters. They are, however, not well suited for changing environments and complex operations and systems. Blueflite is developing a machine learning technique which can adapt quickly to varying environments. The blueflite vehicle can therefore retain optimal controls by calculating changes in real time.

Blueflite’s cloud environment allows for digital integration of drones with operators’ systems. It facilitates data analytics and services for optimal operation and decision making, and enables swarm learning and intelligence.

Competitors

Competitive overview of logistic done OEMs:

Competitor 1 - Wingcopter (https://wingcopter.com): Operate both, as a manufacturer of aviation-grade drone technology and as a service provider for a wide range of drone deployments. Offering solutions for the healthcare, e-commerce, grocery and food delivery, and intersite logistics industries. Advertised vehicle capabilities is up to 6kg payload, 110 km range, 100 km/h cruise speed. Blueflite's advantage is the unique tilt function enabling advanced flying capabilities, an integrated payload bay with multiple access points, more compact design, less complex design which is expected to deliver a cost advantage. Unlike Wingcopter, Blueflite is a US company designing and manufacturing products in the US.

Competitor 2 - SkyDrop (https://www.getskydrop.com). SkyDrop is a drone delivery company offering hardware, software and patents for autonomous last-mile drone delivery. SkyDrop's drones operate in a similar payload category as Blueflite's drones. SkyDrop seem to be focusing on last-mile commercial deliveries providing a service. The SkyDrop drone is a multicopter drone where gravity is solely overcome through the lift of the propulsion systems which requires more energy than aerodynamic flight seen in Blueflite drones. Furthermore, the Blueflite drone features vectored thrust for more complex missions.'

Current Stage and Roadmap

Current Stage

Blueflite was founded in 2018 and has undergone extensive R&D efforts to develop a unique, patented drone solution. The Blueflite solution is now reaching the level of a sales-ready product for extended trials and unit sales.

Future Roadmap

Next steps encompass further conversion of the sales pipeline, continued R&D activities to enhance hardware, further develop AI flight control and build out the digital cloud environment.

The Team

Officers and Directors

Name: Frank Guenter Noppel

Frank Guenter Noppel's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: August, 2020 - Present
  Responsibilities: Oversee commercial and business development activities including sales, marketing and branding, product strategy and definition,

competitive analysis, go-to-market approach, customer relationship management. Currently takes a salary of $180,000 a year.

- **Position:** CFO
  Dates of Service: August, 2020 - Present
  Responsibilities: Keep financial oversight and budgets, investor relations, fund raising activities, oversee book keeping and accounting

- **Position:** Board Director
  Dates of Service: September, 2018 - Present
  Responsibilities: Setting strategic direction of company, governance oversight, setting company milestones and goals.

- **Position:** Secretary
  Dates of Service: September, 2018 - Present
  Responsibilities: Keeping book and records of company

Name: James Russell McClearen

James Russell McClearen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President
  Dates of Service: August, 2020 - Present
  Responsibilities: Day-to-day operation of the company including HR and filling with authorities, etc. Currently takes a salary of $180,000 a year.

- **Position:** CTO
  Dates of Service: August, 2020 - Present
  Responsibilities: Setting of technical direction, technical development and R&D activities, partnership/supplier identification and management, production scheduling, sourcing, talent identification and hiring.

- **Position:** Board Director
  Dates of Service: June, 2021 - Present
  Responsibilities: Setting strategic direction of company, governance oversight, setting company milestones and goals.

Other business experience in the past three years:

- **Employer:** University of Michigan
  Title: Adjunct Associate Research Scientist
  Dates of Service: December, 2021 - Present
  Responsibilities: Visiting about 2-3 times per year for lectures. Supporting student teams for project work and senior design studies, preparation of and

giving lectures, supervision of students, interaction with academic staff.'

Other business experience in the past three years:

- **Employer:** Struktur Dynamik LLC
  Title: Owner
  Dates of Service: June, 2012 - Present
  Responsibilities: Currently dormant and not pursuing business activities; in the past acquisition and delivery of technical consulting projects, advising clients on technical matter, providing technical expertise.'

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation

of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with No Voting Rights
The Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority

holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits

Blueflite, Inc was formed on September 14, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Blueflite has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in

light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Emerging Market Risk

The cargo drone market is an emerging market in its early stage. Even though there are signs for ongoing adoption and exponential growth, there is the underlying risk that the adoption of cargo drone technology is not happening as expected/forecasted.

Regulatory Risk

Operation of drones is regulated through the relevant authorities, such as the Civil Aviation Authorities, and while the frameworks for commercial cargo drone operations are being developed and put in place across the world, there is the risk that the regulatory frameworks and/or time to adopt regulatory frameworks easing adoption of cargo drones may lag or be insufficiently implemented.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Frank Guenter Noppel	4,865,000	Class A Common Stock	43.785%
James Russell McClearen	3,435,000	Class A Common Stock	30.915%

The Company's Securities

The Company has authorized Class B Common Stock, Class A Common Stock, Convertible Note, Convertible Note, SAFE 1, SAFE 2, SAFE 3, SAFE 4, and SAFE 5. As part of the Regulation Crowdfunding raise, the Company will be offering up to 623,736 of Class B Common Stock.

Class B Common Stock

The amount of security authorized is 1,600,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

No liquidation preference, no drag-along rights. This is the most senior class of stock (pari passu Class A common stock).

Class A Common Stock

The amount of security authorized is 15,000,000 with a total of 11,111,110 outstanding.

Voting Rights

One vote per share

Material Rights

No liquidation preference, no drag-along rights. This is the most senior class of stock currently outstanding (pari passu with Class B Common Stock).

Stock Options

The total amount outstanding includes 45,960 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding includes 951,150 shares to be issued pursuant to stock options issued.

Convertible Note

The security will convert into Stock as issued in the qualified financing and the terms of the Convertible Note are outlined below:

Amount outstanding: $100,000.00
Maturity Date: February 10, 2024
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $3,000,000.00
Conversion Trigger: Priced Round with net proceeds of at least $250,000

Material Rights

The note was issued in 2018 by a holding entity (BVI) and flipped into blueflite inc in 2021.

Conversion upon a Qualified Financing.

In the event that the Company issues and sells shares to investors (the "Investors") on or before the date of the repayment in full of this Note in an arms-length equity financing resulting in gross proceeds to the Company of at least USD$250,000 (excluding the conversion of this Note or convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)) (a "Qualified Financing"), then the outstanding principal balance of this Note and any unpaid accrued interest shall automatically convert in whole without any further action by the Holder into such shares sold in the Qualified Financing at a conversion price equal to the lesser of (i) 80% of the price paid per share for such shares by the Investors, or (ii) the price (the "Cap Conversion Price") equal to the quotient of USD$3,000,000 divided by the total number of outstanding shares of the Company immediately prior to the Qualified Financing calculated on a fully diluted basis (assuming conversion of all convertible securities and exercise of all outstanding options, warrants, phantom stock, stock appreciation rights, and other rights to acquire capital stock of the Company, including any shares reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Qualified Financing, but excluding shares issuable upon the conversion of the Note(s) or any other current or future convertible debt or equity instruments issued for capital raising purposes (e.g., Simple Agreements for Future Equity)).

Convertible Note

The security will convert into Class a common stock and the terms of the Convertible

Note are outlined below:

Amount outstanding: $20,000.00
Interest Rate: 0.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: Qualified financing where the company issued shares of capital stock to investors at a fixed pre-money valuation

Material Rights

Fixed Percentage Equity Convertible Agreement.

As of immediately prior to the earliest to occur of (i) a Qualified Financing, (ii) a Liquidity Event, or (iii) a Dissolution Event, the Company will issue to purchaser a number of shares of the Company's Common Stock equal to six percent (6%) of the Fully Diluted Capital Stock of the Company.

Qualified Financing

A bona fide transaction with the principal purpose of raising capital, pursuant to which the Company issues and sells shares of capital stock to investors at a fixed pre-money valuation with an aggregate sales price of not less than $250,000 (excluding all convertible securities). A Qualified Financing must be a single transaction, but may be executed in multiple closings as authorized by the Company's Board of Directors, provided that the type of security and the price paid per share is consistent across the closings.

SAFE 1

The security will convert into Preferred stock and the terms of the SAFE 1 are outlined below:

Amount outstanding: $820,000.00
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: Priced Round issuing Preferred Stock

Material Rights

The SAFE notes were issued in 2018 by a holding entity (BVI) and flipped into blueflite inc in 2020/2021

SAFE 2

The security will convert into Preferred stock and the terms of the SAFE 2 are outlined below:

Amount outstanding: $180,000.00

Interest Rate: %
Discount Rate: 5.0%
Valuation Cap: $30,000,000.00
Conversion Trigger: Priced Round issuing Preferred Stock

Material Rights

The SAFE notes were issued in 2019 by a holding entity (BVI) and flipped into blueflite inc in 2020

SAFE 3

The security will convert into Preferred stock and the terms of the SAFE 3 are outlined below:

Amount outstanding: $51,000.00
Interest Rate: %
Discount Rate: 15.0%
Valuation Cap: $20,000,000.00
Conversion Trigger: Priced Round issuing Preferred Stock

Material Rights

The SAFE notes were issued in 2020 by a holding entity (BVI) and flipped into blueflite inc in 2020

SAFE 4

The security will convert into Preferred stock and the terms of the SAFE 4 are outlined below:

Amount outstanding: $70,000.00
Interest Rate: %
Discount Rate: 15.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: Priced Round issuing Preferred Stock

Material Rights

The SAFE notes were issued in 2020 by a holding entity (BVI) and flipped into blueflite inc later in 2020

SAFE 5

The security will convert into Preferred stock and the terms of the SAFE 5 are outlined below:

Amount outstanding: $2,112,500.00
Interest Rate: %
Discount Rate: 5.0%

Valuation Cap: $15,000,000.00
Conversion Trigger: Priced Round issuing Preferred Stock

Material Rights

There are no material rights associated with SAFE 5.

What it means to be a minority holder

As a minority holder of Class B Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $3,233,500.00
  Use of proceeds: R&D, company formation, SG&A, marketing & sales
  Date: August 09, 2022
  Offering exemption relied upon: Some investors are non-US citizen and fall under 506(c) and for US citizen it falls under section 4(a)(2).

- **Type of security sold:** Convertible Note
  Final amount sold: $100,000.00
  Use of proceeds: R&D, SG&A, company formation, business development
  Date: January 11, 2021
  Offering exemption relied upon: 506(c)

- **Type of security sold:** Convertible Note
  Final amount sold: $20,000.00
  Use of proceeds: R&D, company formation, SG&A, marketing&sales
  Date: December 15, 2020
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

The Company was pre-revenue for fiscal year 2020 and grew to $933,230 in Revenues in fiscal year 2021 as a result of organic sales initiatives in 2020 which resulted in a services contract to deliver drone trial operations over a two year period.

Cost of sales

Cost of Sales for fiscal year 2020 was $860 compared to $22,691 in fiscal year 2021 as the Company went from pre-revenue to revenue generating.

Gross profit

Gross Profit for fiscal year 2020 was ($860) compared to $910,539 in fiscal year 2021 as a result of the Company generating revenues.

Operating expenses

Operating expenses for fiscal year 2020 were $170,787 compared to $1,126,530 in fiscal year 2021. The Company's operating expenses consist of, among other things, compensation and benefits, contractor expenses to support trial operations, fees for professional services and patents, and material, supplies & equipment expenses mainly for research and development activities.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because of revenue growth initiatives in place and ongoing fund raising activities . Past cash was primarily generated through revenues from services and convertible note investments. Our goal is to bring on additional customers, obtain government grants and raise additional capital.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of October 31st, 2022, the Company has capital resources available in the form of $679,524.09 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support revenue growth initiatives and ongoing R&D activities.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the

Company. Of the total funds that our Company has, 60% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 4 months. This is based on a current monthly burn rate of $180,000 per month for expenses related to $85,000 salaries, $30,000 service fees and contractor expenses, $30,000 materials and supplies for R&D activities, $10,000 facilities, $25,000 other expenses including insurance, IT, advertising, G&A .

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 10 months. This is based on a current monthly burn rate of $180,000 for expenses related to $85,000 salaries, $30,000 service fees and contractor expenses, $30,000 materials and supplies for R&D activities, $10,000 facilities, $25,000 other expenses including insurance, IT, advertising, G&A .

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including non-dilutive grants, additional revenues, extension of current contracts, and subsequent fund-raising initiatives.

Indebtedness

- **Creditor:** Insurance
  Amount Owed: $7,414.00
  Interest Rate: 7.9%
  The Company is partially financing its insurance plans at a 7.9% annual interest over a 10 month period and a balance of $7,414 as of December 31, 2021

- **Creditor:** GINCO Investments LLC
  Amount Owed: $100,000.00
  Interest Rate: 5.0%
  Maturity Date: February 10, 2024
  Conversion of the note into equity upon qualified financing

- **Creditor:** Techstars Accelerator Investments LLC
  Amount Owed: $20,000.00
  Interest Rate: 0.0%
  Fixed Percentage Equity Convertible Agreement. Conversion of the note into equity upon qualified financing.

Related Party Transactions

- **Name of Entity:** James McClearen
  Relationship to Company: Director
  Nature / amount of interest in the transaction: The Company leases office space, workshop space including machinery and tools from James McClearen
  Material Terms: The monthly lease is $4,380 and amounted to total annual amounts of $4,000 and $45,350 as of December 31, 2020 and 2021, respectively.

Valuation

Pre-Money Valuation: $21,999,997.80

Valuation Details:

The company determined its pre-money valuation based on an analysis of multiple factors including: (i) the market and industry, (ii) value of their patents and intellectual property, (iii) comparison to similar stage companies, and (iv) revenue multiple.

<u>Discussion of Market & Industry</u>

The Company is operating in an industry segment that is forecasted to undergo exponential growth over the coming decade. Drones are a high growth market and blueflite is playing in one of the most promising segments: cargo drones.

The drone market is forecasted to grow substantially: The drone industry is worth $8.5bn today and forecasted to grow at CAGR of 23.2%. Cargo/delivery drones are believed to be the most promising/high growth segment in the drone industry and are seeing increasing adoption and acceptance.

Regulations are coming around in favor of drones in general and specifically cargo drones. Commercial drone operators worldwide typically require an authorization from the relevant authorities in the country they operate drones. The authorization is dependent on the type of operation, such as distance flown, type of cargo carried, locations served, etc. The adoption rate of commercial cargo drones is therefore expected to somewhat correclate with the speed of issuance, availability and type of authorizations being offered. Regulators across the world, such as the FAA or EASA, are working on drone legal frameworks and have incorporated and improved the processes and systems for drone opertations authorizations already and further improvements are expected to take place.

<u>Discussion of Company's IP</u>

Recent issuance of the Company's patent application in the United States and ongoing discussion with prospective customers underline the Company's potential to become a major player in the cargo drone segment. Blueflite's drone hardware design has several unique features that are protected and are expected to give the company a competitive advantage with the customer base:

(1) Individually actuated tilting of the propulsion modules which enables high speed flight, precise flight maneuvers and operation in wind which is not possible without the tilting functionality.

(2) Internal payload bay to protect the cargo from external factors such as rain, wind, temperature. Other drones require an extra container that is attached to the vehicle which is not required with blueflite's drone. Also, the payload bay in blueflite's drone is accessible through the top door and can be automatically unloaded through the bottom door. This allows for easy automation of the cargo loading and unloading sequence.

(3) The 4 wings provide lift to maintain forward flight at high speed and be energy efficient to increase flight range and cover more distance. The wings can be easily assembled/disassembled which enhances the use of the platform in remote locations and makes it easy to transport the disassembled vehicle to remote locations to use it there. Also, the compactness of the wing design allows for better access to space constrained locations.

(4) The tilting mechanism in combination with the on-board software reduces overall complexity and the function that is usually covered by hardware components on conventional aircraft design (like a tail section or actuated control surfaces) is now part of the on-board software. This reduces hardware complexity, reduces cost and makes the aircraft more sturdy and easier to perform maintenance on.

(5) A utility patent application covering these features was approved and patent was issued on November 8 2022. This is a testament of the uniqueness of blueflite's drone design.

(6) Blueflite has a pending trademark application on the name 'blueflite' and the drone models 'COBALT' and 'SLATE'.

(7) Blueflite has design secrets and additional patent ideas that are now being codified and handed in for patent application. These cover for example the use of additive manufacturing processes, new mechanisms for easier and faster handling of the hardware, actuation methods for the vehicle for better flying characteristics.

(8) Blueflite has developed cloud based digital tools which enhance functionality of the drone hardware and provide a unique turn-key platform. The digital capabilities are not always offered by other drone OEMs to their customers/operators and need to

be purchased from third parties which can cause capability issues, increases cost and may not provide the full advantage of the drone platform. This is not the case for us.

Discussion of Comparable Companies

Below, 4 other delivery drone companies are discussed as a benchmark. These companies are offering a similar product and have been incorporated in similar time frames.

1) **Wingcopter** (https://wingcopter.com) – delivery drones OEM

Valuation: $168-252m

Total funding raised: $66m

Year founded: 2017

Similarities:

Wingcopter's cargo drone platform is comparable to blueflite technology in terms of payload capabilities, vertical take-off and landing capabilities; both aircraft feature wings, and there is a similar target customer base (medical deliveries, industrial use cases, etc).

Blueflite differentiators:

The blueflite cargo drone has a unique vectored thrust system for enhanced vehicle control, internal payload bay to protect payload without need for an external payload box, digital offering in cloud for operational integration, a developing AI flight control system, a compact and sturdy design for easy handling and improved cargo access, and a modular design to enable fast maintenance and control.

Blueflite also has a utility patent issued for its drone technology.

2) **American Robotics** (https://www.american-robotics.com) – delivery drones for e-commerce

Valuation: $71m

Total funding raised: $7.1m

Year founded: 2016

Similarities:

American Robotics have a cargo drone platform in similar payload class and vertical take-off and landing capabilities.

Blueflite differentiators:

Blueflite's drone features wings which increases flight speed substantially based on underlying aerodynamic principles, a unique vectored thrust system for enhanced vehicle control, digital offering in cloud for operational integration, a developing AI flight control system, and the blueflite drone has advanced flying capabilities which is believed to make it fit for more complex mission sets in industrial use cases and is not dependent on the e-commerce industry.

Blueflite has a utility patent issued for its drone technology and is not utilizing conventional drone architecture (multicopter design).

3) **Swoop Aero** (https://swoop.aero) – delivery drones OEM and operator

Take-over offer: $100m

Total funding raised: $16m

Year founded: 2017

Similarities:

Swoop's cargo drone platform is comparable to blueflite technology in terms of payload capabilities, vertical take-off and landing capabilities, both aircraft feature wings, and they have a similar target customer base (medical deliveries, industrial use cases, etc.)

Blueflite differentiators:

Blueflite has a unique vectored thrust system for enhanced flight control, a digital offering in cloud for operational integration and AI flight controller, a more compact and sturdy design easy handling and multiple-point cargo access, and an internal payload bay and not carrying payload in an external tank which has disadvantages (like restricted volume, more difficult to load/unload and automate, etc.

Blueflite has a utility patent issued on its drone technology and is not utilizing conventional aircraft architecture.

Additionally, blueflite is an OEM and not operating its equipment to provide a service which is a difference in the business model .

4) **SkyDrop** (https://getskydrop.com) – offer drone delivery services using their own technology

Valuation: $64-96m

Total funding raised: $16m

Year founded: 2013

Similarities:

They have a cargo drone platform in similar payload class, similar to American Robotics design, as well as vertical take-off and landing capabilities.

Blueflite differentiators:

Blueflite's drone features wings which increases flight speed substantially based on underlying aerodynamic principles, a unique vectored thrust system for enhanced vehicle control, a digital offering in cloud for operational integration, and blueflite is developing an AI based flight controller. The blueflite drone has advanced flying capabilities which makes it fit for more complex mission sets in industrial use cases and is not dependent on the e-commerce industry.

Blueflite has a utility patent issued on its drone technology and is not utilizing conventional drone architecture like SkyDrop.

Discussion of Revenue Multiple

Revenue in the last 12 months was approximately $1.2m yielding a revenue multiple of 18. We are expecting to fulfill remaining orders in December 2022 which would imply 2022 revenues of ~1.6m and a revenue multiple of 15. Using a revenue multiplier of 18 x 1.2M revenue = ~$21.6M.

Conclusion

We believe blueflite is best positioned to be one of the top drone players for the following reasons:

(1) Blueflite has differentiating tech and their solution is tailored specifically to the logistics use case which is the expected to be the fastest growing segment

(2) Blueflite is offering an end-to-end solution which includes hardware and software incorporating AI which is expected to be a growth driver

(3) Blueflite’s tech has dual use capability to address commercial and federal requirements

(4) Blueflite has received more than $3.4M in funding and grants

(5) Blueflite's technology is unique and is patented

(6) Blueflite has experienced founders and is supported by thier existing investors and advisors

(7) Blueflite is based in the USA where the R&D and manufacturing is taking place; and Blueflite is Michigan-based which is positioning itself as a global mobility hub.

(8) Blueflite's business model is following an OEM only approach and not providing drone services but enable drone operators around the world through drone technology which allows Blueflite to focus on developing superior technology and scale fast as drone operators adopt blueflite's technology.

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $3,353,500.00 in SAFEs and Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine.

If we raise the over allotment amount of $1,234,997.28, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Research & Development*
  50.0%
  We will use 50% of the funds raised for product improvement initiatives, new product development and market testing.

- *General & Legal*
  20.0%
  We will use 20% of the funds raised for general and legal expenses including but not limited to facilities, IT, insurances and legal fees for IP protection.

- *Sales & Marketing*
  14.5%
  We will use 14.5% of the funds for business development to acquire additional customers and grow revenues.

- *Equipment*
  10.0%
  We will use 10% of the funds for acquisition of equipment for R&D and

manufacturing activities.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.blueflite.com/ (https://www.blueflite.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/blueflite

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR blueflite inc.

[See attached]

blueflite, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
blueflite, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
August 26, 2022

Vincenzo Mongio

BlueFlite, Inc.
Statement of Financial Position

	As of December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	1,416,235	607,904
Accounts Receivable	1,855	-
Prepaid Expenses	4,119	-
Total Current Assets	**1,422,209**	**607,904**
Non-current Assets		
Computers	42,227	6,678
Machinery & Equipment	49,627	11,107
Office Equipment	7,346	-
Construction in Progress	108,987	51,540
Drones	194,228	-
Internally Developed Software	90,093	-
Total Non-Current Assets	**492,508**	**69,325**
TOTAL ASSETS	1,914,717	677,229
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	104,321	12,728
Customer Deposits	453,625	670,000
Payroll Tax Payable	2,738	683
Insurance Payable	7,414	-
Employee Reimbursements	1,196	2,531
Total Current Liabilities	**569,294**	**685,942**
Long-term Liabilities		
Future Equity Obligations	2,701,000	1,080,000
Convertible Notes	119,074	20,014
Total Long-Term Liabilities	**2,820,074**	**1,100,014**
TOTAL LIABILITIES	3,389,368	1,785,956
EQUITY		
Accumulated Deficit	(2,082,679)	(1,716,727)
Paid in Capital	608,028	608,000
Total Equity	(1,474,651)	(1,108,727)
TOTAL LIABILITIES AND EQUITY	1,914,717	677,229

BlueFlite, Inc.
Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	933,230	-
Cost of Revenue	22,691	860
Gross Profit	910,539	(860)
Operating Expenses		
Payroll Expense	392,150	51,746
Contractor	271,380	25,959
Professional Fees	172,873	62,905
Materials, Supplies & Equipment	81,892	4,082
Facilities Expense	14,285	270
Related Party Lease Expense	45,350	4,000
Insurance	45,310	1,124
Computers, IT & Software	37,500	3,151
Research & Development	18,723	10,134
Travel	18,084	3,156
Advertising	16,370	49
Other	8,154	257
General & Administrative	4,459	3,954
Total Operating Expenses	1,126,530	170,787
Operating Income (loss)	(215,991)	(171,647)
Other	39	183
Total Other Income	39	183
Net Income (loss)	(215,952)	(171,464)

BlueFlite, Inc.
Statement of Cash Flows

	Year Ended December 31,	
	2021	**2020**
OPERATING ACTIVITIES		
Net Income (Loss)	(215,952)	(171,464)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	22,691	860
Accounts Receivable	(1,855)	-
Prepaid Expenses	(4,119)	-
Accounts Payable	91,593	1,780
Customer Deposits	(216,375)	670,000
Payroll Tax Payable	2,055	683
Insurance Payable	7,414	-
Employee Reimbursements	(1,335)	2,531
CIP - Drones	(57,447)	(51,540)
Drones	(209,016)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(366,394)	624,314
Net Cash provided by (used in) Operating Activities	(582,346)	452,850
INVESTING ACTIVITIES		
Computers	(39,089)	(7,155)
Machinery & Equipment	(50,228)	(11,490)
Internally Developed Software	(90,094)	-
Net Cash provided by (used by) Investing Activities	(179,411)	(18,645)
FINANCING ACTIVITIES		
Future Equity Obligations	1,471,000	-
Convertible Notes	99,060	-
Due to Flugauto Holding (BVI)	-	(440,000)
Capital Contributions	28	608,000
Net Cash provided by (used in) Financing Activities	1,570,088	168,000
Cash at the beginning of period	607,904	5,699
Net Cash increase (decrease) for period	808,331	602,205
Cash at end of period	1,416,235	607,904

BlueFlite Inc.
Statement of Changes in Shareholder Equity

	Common Stock			
	# of Shares Amount	**APIC**	**Accumulated Deficit**	**Total Shareholder Equity**
Beginning Balance at 1/1/20	5,000	-	(455,249)	(455,249)
Adjustment to Equity (inherited notes)	-	-	(1,090,014)	(1,090,014)
Additional Paid in Capital	-	608,000	-	608,000
Net Income (Loss)	-	-	(171,464)	(171,464)
Ending Balance 12/31/2020	5,000	608,000	(1,716,727)	(1,108,727)
Sale of Stock	2,007,000	28	-	28
Adjustment to Equity (inherited notes)	-	-	(150,000)	(150,000)
Net Income (Loss)	-	-	(215,952)	(215,952)
Ending Balance 12/31/2021	2,012,000	608,028	(2,082,679)	(1,474,651)

blueflite, Inc
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

blueflite, Inc ("the Company") was formed in Delaware on September 14, 2018. The company is developing, designing and manufacturing unmanned aerial systems (UAS) platform. The Company has invented a unique and patent pending, differentiated design which gives its UAS special flying capabilities. The Company is also developing software to allow its customers to integrate UAS technology in digital process workflows. The Company is headquartered in Brighton, Michigan. The Company is serving a global market with the focus on the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Construction in Progress – Drones: Management has contracts to create drones for specific projects in which the Company will then lease the drones. The amount capitalized is based on the percentage of completion which is an estimate. The drones remain in construction in progress until sold and then are moved to cost of goods sold.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Concentration of Revenue

The Company had a concentration of revenue with one customer which comprised 95% or $886,375 of the company's revenue for the year ended December 31, 2021. No such concentration existed in 2020 as the Company had no revenue.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company has derived revenue from one-long term contract with Neomand one short-term contract with Research In-Flight (RIF). For the short-term project, revenue was recognized when each milestone of the contract was delivered (4 phases). The contract spelled out how much each phase was. For the long-term module, each phase was allocated a portion of the contract price. Each phase has revenue recognized based on the following:

1. Fleet - Company is expected to deliver eight drones to the customer. Revenue is recognized when each drone is completed and in customer possession in Saudi Arabia. Drone costs are capitalized until drone is delivered to customer. Drones that are destroyed in transit or during testing are removed from balance sheet and recognized as expense in period incurred.

2. Infrastructure - Company was to deliver four furbished rental shipping containers prepped by subcontractors. This revenue is recognized on a rental income basis over the life of the project. All four containers were delivered in May of 2021, and revenue will be recognized equally over a twenty-month period (time between delivery and end of project December 2021).

3. Digital Platform - Module contained two segments (estimated $25,000 for operational plan/digital platform strategy presentation deliverable & $425,000 for digital platform software). Contract states $450,000; however, per discussion with Management, the $25,000 is what they think the digital platform strategy presentation deliverable was worth while the remaining work for the module was worth $425,000. The $25,000 was recognized upon delivery of the PowerPoint/word deliverable. The $425,000 has been in-process since the start of the project. Therefore, all costs have been capitalized on the balance sheet as internally developed software.

4. Operations - Company is to earn $555,000 for an operational plan for the project. This is an aspect of the project, and as such, it made sense to ratably recognized revenue from the start of the project in May 2021 to the end of the project December 2022.

Customer Deposits

Customer deposits are deposits received before the Company will begin a long-term project and are recognized on the balance sheet as a liability to the Company until the revenue from the respective project is earned. The balances for customer deposits were $453,625 and $670,000 for the years ended December 31, 2021 and 2020, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

A summary of the Company's property and equipment is below.

	2021	**2020**
Computers	$46,245	$7,155
Machinery & Equipment	53,715	11,490
Office Equipment	8,003	-
Construction in Progress	108,987	51,540
Drones	209,016	-
Internally Developed Software	90,093	-
Accumulated Depreciation	(23,551)	(860)
Fixed Assets, Net	**$492,508**	**$69,325**

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Costs during the development phase are capitalized without any amortization as they are in-process. All fees associated with internally developed software costs were deemed feasible at the start date of the contract. These software costs are for the purpose of contract fulfillment, once completed, the construction in progress account will be reclassified as a long-term asset and will begin straight-line amortization.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options		Weighted Average Exercise Price		Weighted Average Intrinsic Value
Total options outstanding, January 1, 2020	-	$	0.005	$	-
Granted	52,000	$	0.005	$	-
Exercised	-	$	-	$	-
Expired/cancelled	-	$	-	$	-
Total options outstanding, December 31, 2020	52,000	$	0.005	$	-
Granted	153,800	$	0.160	$	-
Exercised	-	$	-	$	-
Expired/cancelled	-	$	-	$	-
Total options outstanding, December 31, 2021	205,800	$	0.120	$	-
Granted	28,300	$	0.410	$	-
Exercised	(12,200)	$	0.005	$	-
Expired/cancelled	(8,300)	$	0.005	$	-
Total options outstanding, July 25 2022	213,600	$	0.156	$	-
Options exercisable, July 25, 2022	84,029	$	0.084	$	-

	Nonvested Options		Weighted Average Fair Value
Nonvested options, January 1, 2020			
Granted	52,000	$	0.005
Vested	(24,300)	$	0.005
Forfeited	-	$	0.005
Nonvested options, December 31, 2020	27,700	$	0.005
Granted	153,800	$	0.160
Vested	(50,571)	$	0.052
Forfeited	(18,900)	$	0.005
Nonvested options, December 31, 2021	112,029	$	0.190
Granted	28,300	$	0.410
Vested	(21,358)	$	0.146
Forfeited	(2,000)	$	0.410
Nonvested options, July 25, 2022	116,971	$	0.260

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company leases office space, workshop space including machinery and tools from James McClearen. The monthly lease is $4,380 and amounted to total annual amounts of $4,000 and $45,350 as of December 31, 2020 and 2021, respectively.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

The Company is partially financing its insurance plans at a 7.9% annual interest over a 10 month period and a balance of $7,414 as of December 31, 2021.

Convertible Notes - The Company has entered 2 convertible note agreements for the purposes of funding operations. The interest on one note is 5% per annum and note is convertible into shares of the Company's common stock at a 20% discount or $3m cap during a qualified financing event.

Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2020 and 2021, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties for a total of $2,701,000. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 5% - 20% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $5M – 30M.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	-
2023	-
2024	100,000
2025	-
2026	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 3,000,000 of common shares with a par value of $0.00001 per share. 5,000 and 2,012,000 shares were issued and outstanding as of 2020 and 2021, respectively.

Voting: Common stockholders are entitled to one vote per share

Adjustment to Equity

A BVI Business Company is a legal entity which holds assets on behalf of a shareholder or organization, which may or may not include an operating business. The Company had a BVI entity which had issued convertible notes; however, the entity was dissolved, and the Company inherited the convertible notes when that took place. The Company recognized a liability for these notes as well as an adjustment to retained earnings via an adjustment to equity line item.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 26, 2022, the date these financial statements were available to be issued.

Subsequent to December 31, 2021, the Company created a Company; darkflite inc. on June 22, 2022, in the state of Delaware. The Company is a 49% owner of darkflite inc. which was created for the purposes of gaining government contracts and grants.

Subsequent to December 31, 2021, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties for a total of $532,500. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 5% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $15M.

The Company received a grant from the Michigan Economic Development Corporation for $95,250.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized net losses every year since inception and may continue to generate losses. Cash flows from operations in 2021 were negative. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

blueflite inc is not live or open to the public at this moment.

Reinventing cargo logistics using drones

INVEST IN BLUEFLITE INC TODAY!

Did you know that there are more than 130 billion packages delivered globally, and that figure
is expected to double by 2025?* The sheer volume of deliveries is causing many challenges in the logistics industry, which affect cost, time to deliver and leave an impact on t... Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


MADE IN USA
STREAMLINING LOGISTICS FOR COMPANIES WITH AN INTELLIGENT, SAFE & SUSTAINABLE DRONE PLATFORM
blueflite

REASONS TO INVEST

- As drone systems are being increasingly adopted, the current $8.5 billion market for this technology is expected to see substantial growth with an impressive 23.23% CAGR. Amidst this already booming industry, the cargo drone delivery sector specifically is expected to approach an inflection point in the near future, according to Morgan Stanley and McKinsey & Company.**

- blueflite designs and manufactures advanced drone systems and software for an integrated approach to cargo delivery. The company's patented platform handles all aspects of logistics drone operations and provides a one-stop solution to solve logistics challenges globally.

- While the drone industry has been truly establishing itself over the past few years, blueflite has been on the ground floor. The company has been live and operating for more than 4 years, has raised over $3.4 million in grants & funding, and is already revenue-generating, with an annual turnover exceeding $1 million as of October 2022.

*Shipping statistics provided by Statista (source)
**Market information provided by McKinsey & Company, Unmanned Airspace, and Morgan Stanley (source, source, source)



*Drones featured above are fully functional models currently deployed in pilot operations with customers. New and improved models are under development.

THE PROBLEM

As Demand Rises, The Problems Compound For Today's Logistics Companies

Every day, logistics companies continue to experience the same problems they've had for years. This is why they're looking for the companies of tomorrow to solve their problems today.

COST — Overcoming the challenges of speed and safety comes at a high cost when using conventional transport.

SPEED — Time sensitive issues created by gridlocked infrastructure and hard-to-access locations.

ACCESS — Conventional 20th century transport methodology is limited to traditional access for all locations.

SUSTAINABILITY — Existing fossil-fuel powered transport and the accompanying environmental impact.

SAFETY — Conventional transport vehicles bear safety risks for both the operator and other people en-route.


"Drones would revolutionize last mile logistics through more speed and more favorable economics compared to what is possible with conventional solutions. blueflite's drones are best positioned to deliver these improvements."
Magnus Olssen
Co-Founder of Careem & Investor in blueflite

*This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.

THE SOLUTION

An All-in-One Aerial Logistics Solution

While many companies within the drone market are built around a singular aspect of the enterprise, **blueflite offers the complete package**. The company's multi-element, aerial transport platform is purpose-built to solve challenges within the logistics industry.



*Drones featured above are fully functional models currently deployed in pilot operations with customers.
New and improved models are under development.

blueflite manufactures **high-capability drones**, built with durability, reliability, and accessibility specifically for the logistics sector. blueflite drones are equipped with **proprietary on-board software** that leverages machine learning to facilitate autonomous operation, while ensuring safety, access, and control. All of these systems are fully connected and controlled by **a cloud-based backend system** that allows for digital integration, data analytics, drone management, and swarm learning.


Unique Drone Hardware
On-Board ML Flight Control System
MADE IN USA
Cloud-Based Backend System

*Drones featured above are fully functional models currently deployed in pilot operations with customers.
New and improved models are under development.

Drone-based delivery systems can offer a lot to improve upon traditional shipping operations – saving time & money, eliminating traffic & environmental pollution, allowing access to more remote locations, and minimizing safety concerns – yet, blueflite believes there is ample opportunity to specifically tailor drone technology to better serve the cargo delivery sector. To accomplish this, blueflite is developing and manufacturing **an all-inclusive drone platform** that is **safer**, **speedier**, and **more cost-efficient** than traditional shipping, all with a lower carbon footprint.


MADE IN USA
A Safer, Faster, & More Cost-Efficient Solution.

*Drones featured above are fully functional models currently deployed in pilot operations with customers. New and improved models are under development.

Each blueflite drone is designed with an all-electric drive train that allows for **emission-free energy sources**, while also meeting all logistics application requirements for commercial and federal uses. This patented hardware features its own unique flying characteristics and is size-scalable to accommodate numerous types of use.


Modular Design
MADE IN USA
Integrated Cargo Bay, Top and Bottom Loading
Predictive Failure Detection
4x Independently Tilting Drives
8x Electric Motors in Coaxial Configuration
Tandem Wing Design without Control Surfaces

*Drone featured above is a fully functional model currently deployed in pilot operations with customers. New and improved models are under development.

Behind the scenes, the platform's **blueDigital** software is **a cloud-based interface** connecting each drone to digital logistics on the ground, allowing for even more advanced functionality. This digital environment enables integration of blueflite's drone systems with other third party IT systems, thereby streamlining logistics processes, and **providing advanced data analytics for operators**.


"You need to do a lot of things right to succeed in the aerospace industry, and blueflite's approach is focused without taking any shortcuts. Their systems integrate digitally and the hardware is specific to solving painpoints in logistics, which is key."
Randy Groom
Former Executive VP, Piper
Former President, Beechcraft
Member of the blueflite Advisory Board

*This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.


Automating the Supply Chain
LOADING ZONE

*Image featured above is a 3D model created for demonstration purposes. Final models still under development.
Blueflite is currently in the commercial stage supporting pilot operations.

EMERGENCY RESPONSE – TRIAL

Rapid delivery of medical or life-saving equipment, such as defibrillators, when speed is of essence. blueflite technology enables cost reduction associated with medical emergencies.

SMART CITY APPLICATIONS – LIVE!

Whether it is quasi-instant e-commerce products or grocery items, blueflite drones can offer the speed and efficiency required to enable the convenience of last mile deliveries for the masses.

INDUSTRIAL REVOLUTION 4.0 – TRIAL

Industrial support essential to critical supply-chain operations. Reduce cost, time required and increase safety when delivering to hard-to-reach locations.

NATIONAL, STATE & LOCAL CONTINGENCY LOGISTICS – TRIAL

blueflite drones increase expeditionary reach and facilitate logistics in contested/complex environments.


"blueflite's unique system design sets it apart in the drone marketplace and has tremendous potential for dual use applications."
David San Clemente
Major General, USAF, Retired
Member of the blueflite Advisory Board

*This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.

THE MARKET

In-Market, In-Flight, & Ready to Scale

For many analysts, **drone delivery appears to be inevitable**. In 2022, projections indicated that drones would be responsible **for 1.5M deliveries**, up from just under 500,000 in 2021. Due to their small size & the low capital required, this growth in drone delivery is expected to continue in the years ahead.


There's a projected rapid increase in demand for drone deliveries in 2022

*Drone featured above is a fully functional model currently deployed in pilot operations with customers.
New and improved models are under development.

(source)

Market conditions for the drone industry are incredibly favorable right now, with trend reports indicating that mainstream adoption, delivery demand, government funding, and **the potential ease of regulation on a global scale**, are all driving factors. As this momentum grows, competition is likely to ramp up, and the company believes **blueflite is well-ahead of the curve** in terms of timing and technology.


Drone Market Conditions are Favorable
• Mainstream adoption
• Delivery demand
• Government funding
• Potential ease of regulation

*Drone featured above is a 3D representation of a fully functional model currently deployed in pilot operations with customers.
New and improved models are under development.

(source, source)

OUR TRACTION

Established and Revenue-Generating

Having been in business for nearly five years, the company has already completed critical research and development, has been granted a patent, secured millions of dollars in funding and grants, conducted successful commercial pilot operations using proprietary technology, and received multiple recognitions within the industry.



*Drones featured are prototype models. Final drone model still under development.
Blueflite is currently in the commercial stage supporting pilot operations.

We see blueflite's all-inclusive solution having mass commercial appeal, with the platform possessing **potential applications by a number of other industries**, including emergency response, off-shore and remote operations, last mile e-commerce, humanitarian efforts, and many more.


MADE IN USA
blueflite
Revenue Generating
Patent Issued
Secured Millions of Dollars in Funding
Received Multiple Recognitions within the Industry

*Drone featured above is a fully functional model currently deployed in pilot operations with customers.
New and improved models are under development.

With additional funding to accelerate product development, fulfill existing commercial orders, and grow additional sales, blueflite will be one step closer to their goal of becoming a top original equipment manufacturer and key player in the global drone industry.


"Having managed large scale projects in the world's post conflict and disaster zones for over 20 years, I see drones as a force multiplier and integral part of providing rapid disaster relief in the future. When seconds really count, the role that blueflite's drones could play cannot be overstated."
Andrew Robinson
CEO, AMS Integrated Solutions & blueflite Investor

*This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.

WHY INVEST

An Opportunity to Soar Together

It's a revolutionary time for the drone industry and anyone looking to be a part of it. Having developed high-performance, world-class technology, blueflite offers **a multifaceted solution for the promising cargo delivery sector**, as well as an opportunity for investors to fly with us.


TAM
SAM
$1,500b[1]
AI Market
$100b[3]
Commercial UAV Market
$35b+[2]
AI/ML Market for UAV
$20b[4]
Commercial Cargo UAV Market

1.) Artificial Intelligence (Ai) Market Statistics: 2030 (source)
2.) AI/ML Market for UAV, Market Size Report (source)
3.) Commercial UAV Market Report (source)
4.) Commercial Cargo UAV Market; Internal estimate when compared with additional market info (source)


"The drone industry is at an inflection point. Just imagine, there are 36m daily package deliveries in the US alone. This opportunity alone would require a substantial fleet of blueflite's cargo drones to fulfill."
Colin Guinn
DJI Innovations, 3D Robotics
Member of the blueflite Advisory Board

*This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.

With your support, blueflite is excited to continue developing even more **innovative solutions for the future of drone-based commerce**. Join one of the few cargo drone OEMs in the US by investing in blueflite today!


Join blueflite now during this revolutionary time for the drone industry

*Drone featured above is a fully functional model currently deployed in pilot with customers. New and improved models are under development with which blueflite will continue to support pilot operations around the world.

ABOUT

HEADQUARTERS	VALUATION
7000 Kensington Road Brighton, MI 48116	**$22M**

Did you know that there are more than 130 billion packages delivered globally, and that figure is expected to double by 2025?* The sheer volume of deliveries is causing many challenges in the logistics industry, which affect cost, time to deliver and leave an impact on the environment. blueflite is changing this by creating a future where drones enable sustainable logistics that are safer, more cost effective and make the world a better place. Through patented delivery drones, proprietary logistics software, and intelligent in-flight control algorithm, blueflite provides a unique approach for the rapidly growing logistics industry.

TEAM

Dr. Frank Noppel
Co-Founder, Director, CEO, CFO, Secretary

Frank Noppel, Co-Founder and CEO of blueflite, is a serial entrepreneur, investor, and aerospace enthusiast. Frank previously worked at McKinsey & Company as management consultant until 2018 where he led business strategy and implementation projects for large corporations. While getting his Ph.D. at Cranfield University (UK) in 2007 for which he obtained the Kings Norton Medal, Frank laid the foundations Ambeo - an air-taxi company featuring very light jet aircraft for which he served as CEO until 2011. Frank is a member of the Royal Aeronautical Society and inventor of several patents. In his spare time, Frank enjoys flying small planes, sailing and playing the piano, and spending time with his wife and two children.

James McClearen
Co-Founder, Director, CTO, President

James McClearen is a Co-Founder and the CTO of blueflite, entrepreneur, passionate engineer and technologist with 20 years experience in the automotive and defense industries. Prior to founding blueflite, James ran his engineering consultancy and was Chief Engineer at AVL leading special projects for high profile clients. Before that, James was Chief Engineer at a defense subcontractor leading the development of a novel micro-electronics systems for the US military. James also lived in Japan for some time when he worked for Toyota focusing on advanced CAE and design methodology. James is an alumni of Georgia Institute of Technology and an Adjunct Associate Research Scientist at the University of Michigan. James is a passionate culinary hobby chef and traveler, and enjoys spending time with his two children and his wife.

Nicholas Underwood
Head of Software Engineering

Accomplished software architect with deep expertise in cloud and data engineering. Nick graduated from Georgia Institute of Technology with a Master's degree in Computer Science. His expertise is in analyzing, understanding, designing and implementing end-to-end product solutions. Nick joined the blueflite team in 2018 to develop blueflite's digital solutions.

Gary Helzerman
Design Lead

Gary has more than 20 years of experience in mechanical engineering and manufacturing. He has deep experience in all aspects of manufacturing ranging from conceptional design up through production. Gary is an accomplished expert in computer aided design tools and simulation. He joined blueflite to support in the design and development of blueflite's advanced logistics drone platform.

Nick Molina
Prototype Lead

Nick has 10 years experience in automotive R&D testing and engine prototyping. He joined blueflite as employee No. 1 and is working side by side with blueflite's engineering team. Nick is utilizing advanced design tools and rapid prototyping equipment to bring blueflite's visionary drones to life.



Jonathan Holt
Mechanical Engineer

Jonathan is an experienced Mechanical Engineer and skilled in a variety of advanced design tools such as NX or Matlab. Jonathan has a Bachelor of Science from Gonzaga University and joined blueflite to support the design and development of blueflite's advanced drone hardware systems.



Conor Corry
Prototype Technician

As an experienced Design Engineer, Conor is skilled in diverse design areas including electrical, and mechanical engineering disciplines. Conor has a Bachelor of Science from Ulster University. Joining blueflite in 2022, he assists with prototype design and manufacturing to create blueflite's revolutionary logistics drones.



Kyriakos Vamvoudakis
Control Systems and Autonomy Advisor (part-time contractor)

Dr. Vamvoudakis is a globally recognized and award-winning expert at the Georgia Institute of Technology. His learning-inspired approaches are used to design and develop resilient control system algorithms for blueflite's advanced logistics drones. Dr. Vamvoudakis has been elected to the grade of Senior Member of AIAA and IEEE.



Mike DeSantis
Finance (part-time contractor)

Mike is a Certified Public Accountant and experienced financial professional with expertise in transactions and accounting services, as well as financial reporting. He holds an M. Sc. in accountancy from Walsh College and a B.A. in Economics from Denison University. Mike is leveraging his financial knowledge and experience from the corporate world to support blueflite with accounting and book keeping services.



Lindsay McClearen
Administrative Manager (part-time contractor)

With her previous roles in managing business administrative functions, Lindsay has been taking care of the various backoffice tasks at blueflite since the early formative days of the company. Lindsay holds a B. Sc. in Business Education from the University of Georgia and a M.A. in School Counseling from Oakland University and worked in the Education sector before joining blueflite.



Mike Michielli
Business Development (part-time contractor)

Mike's passion for aviation and travel runs deep. He is a trained commercial pilot with an instructor rating and aerobatics endorsement.

As a drone sales and business development professional, Mike supports blueflite's business development activities worldwide.



Art Hill
Marketing (part-time contractor)

Art is a creative content producer as well as marketing strategy and media specialist. With a B.A. in arts from Coastal Carolina University, he has gained experience in the marine industry being responsible for digital content creation and marketing initiatives. Art is supporting blueflite with the company's marketing and social media activities, as well as providing input to blueflite's digital content strategy.



Kelsey Nemeth
PR and Branding (part-time contractor)

With 10 years' of experience in OEM marketing and passion for aviation and emerging technologies, Kelsey supports blueflite's brand strategy and public relations initiatives. She holds a bachelor's degree in public relations from The University of Alabama's College of Communication and Information Sciences.

TERMS

blueflite inc

Overview

PRICE PER SHARE	VALUATION
$1.98	$22M
DEADLINE	AMOUNT RAISED
Mar 3, 2023	$0.00

Breakdown

MIN INVESTMENT $298.98	OFFERING TYPE Equity
MAX INVESTMENT $1,234,997.28	ASSET TYPE COMMON
MIN NUMBER OF SHARES OFFERED 5,050	SHARES OFFERED Class B Common Stock
	MAX NUMBER OF SHARES OFFERED 623,736

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Risks

Company	**blueflite inc.**
Corporate Address	**7000 Kensington Road, Brighton, MI 48116**
Offering Minimum	**$9,999.00**
Offering Maximum	**$1,234,997.28**
Minimum Investment Amount (per investor)	**$298.98**

Terms

Offering Type	**Equity**
Security Name	**Class B Common Stock**
Minimum Number of Shares Offered	**5,050**
Maximum Number of Shares Offered	**623,736**
Price per Share	**$1.98**

Pre-Money Valuation : $21,999,997.80

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive 20% bonus shares

Super Early Bird Bonus

Invest within the first week and receive 10% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive an 5% bonus shares

Amount-Based:

$1,000 | 1st Tier

5% bonus shares + Blueflite Investor Group (exclusive private blueflite news, insights, and event invitations)

$2,000 | 2nd Tier

7% bonus shares + Blueflite Investor Group

$5,000 | 3rd Tier

10% bonus shares + a dedicated area on our Exhibition Drone for you to promote your brand logo or message + Blueflite Investor Group

$10,000 | 4th Tier

12% bonus shares + a dedicated area on our Exhibition Drone for you to promote your brand logo or message + Blueflite Investor Group

$25,000 | 5th Tier

15% bonus shares + a dedicated large area on our Exhibition Drone for you to promote your brand logo or message + Blueflite Investor Group

$50,000 | 6th Tier

20% bonus shares + 30-minute video-call with CEO and/or co-founder + a dedicated large area on our Exhibition Drone for you to promote your brand logo or message + Blueflite Investor Group

Audience-Based:

10% bonus shares for previous investors, friends and family.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Blueflite will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $1.98/share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $198. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative.

PRESS

Yahoo Finance

Blueflite Announces Patent Granted by USPTO, Strengthening Company's Intellectual Property Position

View Article

Yahoo Finance

Blueflite Launches Its New Drone-Based Solution for Logistics Companies

View Article

International Business Times

Blueflite Is Making The Drone Future A Reality Today

View Article

Autodesk

Drones are ushering in a delivery logistics revolution

View Article

TechCrunch

Flugauto logistics service drone

View Article

Show More Press

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

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StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's offering circular and risk associated with this offering.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Drones have the potential to radically change our lives and the way we do business. But we believe that today's drones aren't reaching these goals. At Blueflite, we didn't want to create just another drone. We wanted to completely reimagine what a drone is, how it looks, and what it can do. So we did.

Drones have been around over the last decade or so, but most recently it's really picked up in momentum. We position ourselves right there in the cargo drone segment. We put a lot of effort in equipping the drone with the right capabilities and the right features to get a perfect solution for the logistics space. We started this company four years ago with the aim of revolutionizing the logistics industry.

So with our technology and our designs at Blueflite, we are really unable to be a market leader and really take this to the next level. The consumer seems to want things more instant, more quick, deliveries almost instantaneously. So I think there's the second coming of drones that are much more applicable to suit the needs of the market.

One of the drones unique features is its payload bay. This technology can assist with things like personal shopping experiences, delivering cargo to remote locations, and emergency medical deliveries.

This is a very different drone. It does a lot of things that other drones cannot do. That includes economical operations, total reliability, so minimize downtime, being able to operate under challenging conditions. It's vertical take off and landing with very high controllability and agility. And it also has the ability to cruise at a high speed to connect two dots on the map in a short time period.

One of the major drawbacks to a traditional drone is really around the stability of the drone. Since this design is a tilt rotor, we are able to do things that you can't do with a conventional hexa or quadcopter, for example. So the technology and the software in the drone really enables that really precision delivery that is required by the industry.

No matter the conditions, whether it be rain, wind, dust, or any extreme environments, our drones' hardware can handle any task, ensuring a successful delivery on time every time. And with all of its advanced technology, assembly and disassembly is quick, making transportation easier than ever. Our backend solution allows for full digital integration for our customers, including data analytics, operations management, and swarm learning. By combining the drone's unique hardware with a machine learning flight control system, this further enhances flying capabilities.

I'm really passionate about aviation and aerospace. Blueflite was born out of an idea to revolutionize logistics. Through our drones, we think that we can really make a difference in the logistics industry.

Select the package and invest today. Visit blueflite.com today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:16 AM 11/16/2020
FILED 09:16 AM 11/16/2020
SR 20208408984 - File Number 7056200

CERTIFICATE OF AMENDMENT
TO THE CERTIFICATE OF INCORPORATION
FLUGAUTO INC.

Frank Gunter Noppel certifies that:

1. He is the President and Chief Executive Officer of Flugauto Inc., a Delaware corporation (the "***Corporation***").

2. The Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of Delaware on September 14, 2018 ("***Certificate of Incorporation***").

3. Article FOURTH of the Certificate of Incorporation is amended and restated in its entirety to read as follows:

> "The total number of shares of stock which the Corporation shall have authority to issue is Three Million (3,000,000), all of which shall be designated "Common Stock" and have a par value of $0.00001 per share."

4. The foregoing amendment to the Certificate of Incorporation has been duly adopted in accordance with Sections 228 and 242 of the Delaware General Corporation Law.

Executed on October 1, 2020.

By: ______________________________
Frank Gunter Noppel
Chief Executive Officer

STATE OF DELAWARE
CERTIFICATE OF CORRECTION

FLUGAUTO, INC., a corporation organized and existing under the laws of the State of Delaware (the "**Corporation**"), certifies that:

1. The name of the Corporation is Flugauto Inc. and the Corporation was originally incorporated pursuant to the General Corporation Law of the State of Delaware (the "**General Corporation Law**") on September 14, 2018.

2. The Amendment to the Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on November 16, 2020 (the "**Amendment**") and that said Amendment requires correction as permitted by Section 103 of the General Corporation Law.

3. The inaccuracy or defect of said Amendment is that the Amendment did not reflect an amendment to ARTICLE FOURTH concerning a forward stock split which was approved by the Board of Directors and the Stockholders of the Corporation.

4. ARTICLE FOURTH is corrected to read as follows:

   "Effective immediately upon the filing of this Amended and Restated Certificate of Incorporation, each outstanding one (1) share of the Corporation's Common Stock shall be converted and reconstituted into 137.4 shares of the Corporation's Common Stock.

   The aggregate number of shares which the Corporation shall have authority to issue is three million (3,000,000) shares of capital stock, all of which shall be designated "Common Stock" and have a par value of $0.00001 per share."

IN WITNESS WHEREOF, FLUGAUTO INC. has signed this Certificate of Correction this 29th day of November 2020.

Name: Frank Gunter Noppel
Title: Chief Executive Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:09 PM 06/15/2021
FILED 04:09 PM 06/15/2021
SR 20212456155 - File Number 7056200

CERTIFICATE OF AMENDMENT TO THE CERTIFICATE OF INCORPORATION OF FLUGAUTO, INC.

Frank Gunter Noppel certifies that:

1. He is the Chief Executive Officer of FLUGAUTO, INC., a Delaware corporation (the "*Corporation*").

2. The Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of Delaware on September 14, 2018. The Certificate of Amendment to the Certificate of Incorporation of the Corporation was filed with the Secretary of State of Delaware on November 16, 2020. The Certificate of Incorporation of the Corporation, as amended and corrected, is rereferred to herein as the "*Certificate of Incorporation*".

3. Article SIXTH of the Certificate of Incorporation is amended and restated in its entirety to read as follows:

> "The business and affairs of the corporation shall be managed by or under the direction of the board of directors (the "*Board*"), and the directors need not be elected by ballot unless required by the bylaws of the corporation. Frank Gunter Noppel shall be entitled to elect one (1) member of the Board ("*Noppel Director*"). Noppel Director shall have 2 votes on any matter presented to the Board."

4. The foregoing amendment to the Certificate of Incorporation has been duly adopted in accordance with Sections 228 and 242 of the Delaware General Corporation Law.

Executed on June 8, 2021.

By: ______________________
Frank Gunter Noppel
Chief Executive Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:28 AM 07/07/2021
FILED 09:28 AM 07/07/2021
SR 20212639737 - File Number 7056200

**CERTIFICATE OF AMENDMENT
TO THE CERTIFICATE OF INCORPORATION OF
FLUGAUTO, INC.**

Frank Gunter Noppel certifies that:

1. He is the Chief Executive Officer of Flugauto, Inc., a Delaware corporation.

2. The Certificate of Incorporation of this corporation was originally filed with the Secretary of State of Delaware on September 14, 2018 (the "***Certificate of Incorporation***").

3. Article I of the Certificate of Incorporation, relating to the name of the corporation, is amended and restated to read as follows:

"The name of the corporation is blueflite inc. (the "***Corporation***")

4. The foregoing amendment to the Certificate of Incorporation has been duly adopted in accordance with Sections 228 and 242 of the Delaware General Corporation Law.

Executed on July 1, 2021

DocuSigned by:
By: [signature]
AD5BC7021B23428
Name: Frank Gunter Noppel
Title: Chief Executive Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:17 AM 10/20/2022
FILED 10:17 AM 10/20/2022
SR 20223816752 - File Number 7056200

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

BLUEFLITE INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

blueflite inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is blueflite inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on September 14, 2018 under the name Flugauto Inc.

2. That the Board of Directors of the Corporation (the "***Board of Directors***") duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is blueflite inc. (the "***Corporation***").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. RECLASSIFICATION OF COMMON STOCK; FORWARD STOCK SPLIT.

1. Immediately prior to the filing of this Amended and Restated Certificate of Incorporation of the Corporation with the Secretary of State of the State of Delaware, the authorized capital stock of the Corporation consisted of 3,000,000 shares of Common Stock, $0.00001 par value per share (the "***Common Stock***").

2. Effective upon the filing of this Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (a) each one (1) outstanding share of Common Stock shall, without further action on the part of the Corporation or any of its stockholders (and regardless of whether any certificates representing Common Stock are surrendered to the Corporation or its agent), automatically be reclassified (the "***Common Stock Reclassification***") and become one (1) fully paid and non-assessable share of Class A Common Stock (as defined below).

3. Effective upon the filing of this Amended and Restated Certificate of Incorporation, and after giving effect to the Reclassification: (a) all authorized shares of the Common Stock that were authorized but never issued shall automatically be cancelled; (b) all shares of the Common Stock previously issued but no longer outstanding shall automatically be cancelled; (c) each certificate that previously represented shares of Common Stock shall thereafter represent that number of shares of Class A Common Stock for which the shares of Common Stock represented by such certificate have been reclassified pursuant to the Reclassification; provided, however, each person or entity holding of record a stock certificate or certificates that previously represented shares of Common Stock shall receive, upon surrender of such certificate or certificates to the Corporation, a new certificate or certificates evidencing and representing the number of Class A Common Stock for which the shares of Common Stock represented by such certificate(s) have been reclassified pursuant to the Reclassification; and (d) any reference to "Common Stock" issued or made by the Corporation in any contract, agreement, stock certificate, or otherwise to which the Corporation is party, or resolutions of the Board of Directors or stockholders of the Corporation, whether before or after the date of filing of this Amended and Restated Certificate of Incorporation, refers to Class A Common Stock.

4. Effective immediately upon the filing of this Amended and Restated Certificate of Incorporation, each outstanding one (1) share of the Corporation's Common Stock shall be converted and reconstituted into five (5) shares of the Corporation's Common Stock (the "***Forward Split***").

5. Effective upon the filing of this Amended and Restated Certificate of Incorporation, and after giving effect to the Reclassification and Forward Split, the total number of shares of all classes of capital stock which the Corporation shall have the authority to issue is (a) 15,000,000 shares of Class A Common Stock, par value $0.00001 per share (the "***Class A Common Stock***"), and (b) 1,600,000 shares of Class B Common Stock, par value $0.00001 per share (the "***Class B Common Stock***").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

B. VOTING RIGHTS.

1. Except as expressly provided herein, Class A Common Stock and Class B Common Stock have the same rights and privileges and rank equally, share ratably and are identical in all respects as to all matters.

2. The holders of the Class A Common Stock are entitled to one (1) vote for each share of Class A Common Stock held at all meetings of stockholders (and written actions in lieu

of meetings). Except as required by law or expressly provided in this Amended and Restated Certificate of Incorporation, Class B Common Stock is nonvoting and the holders thereof have no voting rights with respect thereto. There shall be no cumulative voting. The number of authorized shares of Class A Common Stock and Class B Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of at least a majority of the issued and outstanding shares of Class A Common Stock, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

FIFTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Frank Gunter Noppel shall be entitled to elect one (1) member of the Board of Directors (the "***Noppel Director***"). Each director shall be entitled to one (1) vote on each matter presented to the Board of Directors, provided, however, that the Noppel Director shall be entitled to two (2) votes on each matter presented to the Board of Directors.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

ELEVENTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Eleventh shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Eleventh (including, without limitation, each portion of any sentence of this Article Eleventh containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

* * *

The foregoing Amended and Restated Certificate of Incorporation has been duly adopted by this corporation's Board of Directors and stockholders in accordance with the applicable provisions of Sections 228, 242 and 245 of the Delaware General Corporation Law.

[Signature Page Follows]

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this October 18, 2022.

DocuSigned by:

By: ______________________________

DD7AC234D6D9496...

Frank Gunter Noppel

Chief Executive Officer